UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-35722

TAOPING INC.

(Translation of registrant’s name into English)

21st Floor, Building 3, Tianjin Science and Technology Plaza

Keyan West Road

Nankai District, Tianjin, 300192

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

As previously reported, on November 26, 2025, Taoping Inc. (the “Company”), through its wholly owned British Virgin Islands subsidiary, Taoping Holdings Limited, acquired all of the equity interests in Skyladder Group Limited, a Hong Kong company (“Skyladder Group”). As of November 26, 2025, Skyladder Group had the following direct and indirectly wholly owned subsidiaries:

Skyladder Group is a Hong Kong holding company incorporated on June 13, 2025.

Skyladder (Tianjin) Technology Development Co., Ltd. (“Skyladder Tianjin”) is a holding company incorporated under the laws of the People’s Republic of China on July 25, 2025 by Skyladder Group.

Shenzhen Smart Skyladder IoT Co., Ltd. (“Shenzhen Skyladder”) is an operating company incorporated under the laws of the People’s Republic of China on September 26, 2016 and was acquired by Skyladder Tianjin on September 15, 2025.

Tianjin Zeyuan Elevator Co., Ltd. (“Tianjin Zeyuan”) is an operating company incorporated under the laws of the People’s Republic of China on October 26, 2017 and was acquired by Shenzhen Skyladder on December 23, 2021.

Skyladder New Century (Tianjin) IoT Technology Co., Ltd. (“Skyladder New Century”) is a holding company incorporated under the laws of the People’s Republic of China on January 10, 2025 with no operations independent of its ownership of Tianjin Weida. It was acquired by Skyladder Tianjin on August 29, 2025.

Tianjin Weida Elevator Co., Ltd. (“Tianjin Weida”) is an operating company incorporated under the laws of the People’s Republic of China on April 27, 2002 and was acquired by Skyladder New Century on May 29, 2025.

As of June 30, 2025, the following entities had been incorporated: Skyladder Group, Shenzhen Skyladder, Tianjin Zeyuan, Skyladder New Century and Tianjin Weida. Tianjin Zeyuan was a wholly owned subsidiary of Shenzhen Skyladder as of such date, having been acquired on December 23, 2021, and Tianjin Weida was a wholly owned subsidiary of Skyladder New Century, having been acquired on May 29, 2025.

However, as of June 30, 2025, these entities were not combined/consolidated under Skyladder Group, as Skyladder Tianjin - the intermediate holding company through which these entities were subsequently brought under Skyladder Group - was not incorporated until July 25, 2025. Accordingly, the combination/consolidation of these entities under Skyladder Group occurred only after June 30, 2025.

Skyladder New Century is a holding company with no operations other than its ownership of Tianjin Weida from its inception through June 30, 2025. Accordingly, the standalone financial statements of Tianjin Weida are presented in this Report on Form 6-K, and no separate financial statements of Skyladder New Century are included. Skyladder Group was incorporated on June 13, 2025 and had no independent operations from its inception through June 30, 2025 and, as a result, no separate financial statements of Skyladder Group are included.

Accordingly, this Report on Form 6-K is being furnished to provide the following financial statements: (i) audited consolidated financial statements of Shenzhen Skyladder and its subsidiary, Tianjin Zeyuan, as of and for the years ended December 31, 2024 and 2023, (ii) unaudited consolidated financial statements of Shenzhen Skyladder and its subsidiary, Tianjin Zeyuan, as of and for the six months ended June 30, 2025 and 2024, (iii) audited financial statements of Tianjin Weida as of and for the years ended December 31, 2024 and 2023, (iv) unaudited financial statements of Tianjin Weida as of and for the six months ended June 30, 2025 and 2024, and (v) unaudited pro forma combined financial statements of the Company reflecting ownership of Skyladder Group and its subsidiaries as of June 30, 2025 and for the six months ended June 30, 2025 and the year ended December 31, 2024. The historical financial statements included herein reflect the operating entities prior to their combination/consolidation under Skyladder Group.

The pro forma financial information included herein has been presented for informational purposes only. It does not purport to represent the actual results of operations that the Company, Skyladder Group and its subsidiaries would have achieved had the companies been combined/consolidated during the periods presented in the pro forma financial information and is not intended to project the future results of operations that the combined company may achieve.

This Report on Form 6-K, including Exhibit 15.1, Exhibits 99.1 through 99.5, is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (No. 333-211363, No. 333-256600 and No. 333-283697) and on Form F-3 (No. 333-262181 and No. 333-288404) and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2026	TAOPING INC.

	By:	/s/ Jianghuai Lin
Jianghuai Lin
Co-Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

15.1	Consent from PKF Littlejohn LLP, Independent Registered Public Accounting Firm
99.1	Audited consolidated financial statements of Shenzhen Smart Skyladder IoT Co., Ltd. as of and for the fiscal years ended December 31, 2024 and 2023
99.2	Unaudited condensed consolidated financial statements of Shenzhen Smart Skyladder IoT Co., Ltd. as of and for the six months ended June 30, 2025 and 2024
99.3	Audited financial statements of Tianjin Weida Elevator Co., Ltd. as of and for the fiscal years ended December 31, 2024 and 2023
99.4	Unaudited condensed financial statements of Tianjin Weida Elevator Co., Ltd. as of and for the six months ended June 30, 2025 and 2024
99.5	Unaudited pro forma condensed combined financial statements, which include the unaudited pro forma condensed combined balance sheet as of June 30, 2025 and the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2025 and the year ended December 31, 2024